QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
163300 Daqing, P.R. China

December 12, 2011

William H. Thompson
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
Response dated November 28, 2011
File No. 1-34498

Dear Mr. Thompson:

QKL Stores Inc., a Delaware corporation (the “Company”), is in receipt of the letter issued on November 30, 2011 (the “Staff’s Letter”) addressed to Mr. Tsz-Kit Chan, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”) and Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2011.

We hereby provide responses to the comments. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 48

Management’s Report on Internal Control Over Financial Reporting, page 48

1.
We reviewed your response to comment 4 in our letter dated November 10, 2011. In light of the restatement, please disclose a material weakness regarding management’s ability to prepare financial statements in accordance with U.S. GAAP and disclose how you will remedy the material weakness in the future. Otherwise, please explain in detail why you believe such disclosure is not necessary.

Company response:  In response to the Staff’s comment, we propose to include the following disclosure relating to a material weakness regarding management’s ability to prepare financial statements in accordance with U.S. GAAP and disclose how we will remedy the material weakness in the future in the section of the Management’s Report on Internal Control Over Financial Reporting:

Item 9A.              Controls and Procedures

Disclosure Controls and Procedures

Management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer ( “ CEO ” ) and Chief Financial Officer ( “ CFO ” ), of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a15 (e) and 15d15(e) under the Securities Exchange Act of 1934, as amended (the “ Exchange Act ” ) as of the end of the period covered by this report. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our CEO and CFO have determined that as of December 31, 2010, our disclosure controls and procedures were not effective.  This conclusion was based on the fact that Company has not timely filed certain current reports on Form 8-K.

In connection with the preparation of this Amendment No. 1, our Chief Executive Officer and our Chief Financial Officer re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. In making this evaluation, they considered the material weakness related to the misstatement related to accounting for basic and dilutive earnings per share discussed in Item 7. (Management's Discussion and Analysis of Financial Condition and Results of Operations).  As a result of this material weakness and the late filing of current reports on form 8-K discussed above, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2010.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of our internal control over financial reporting. Based on such evaluation, our CEO and CFO have concluded that, as of the end of such period, our internal controls over financial reporting were not effective due to the material weaknesses described below.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The conclusion that our internal control over financial reporting was not effective was based on material weaknesses we identified in relation to our financial closing process and the conclusion regarding our disclosure controls and procedures above.  Management believes that it had inadequate accounting personnel, and that it did not supply adequate training to new staff in a timely manner, which led to the delay of processing some transactions or events.

In connection with this Amendment No. 1, management, including our Chief Executive Officer and Chief Financial Officer, reassessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the COSO in Internal Control-Integrated Framework. This evaluation identified a material weakness in our internal control regarding our process and procedures related to the accounting for basic and dilutive earnings per share. This material weakness in our internal controls resulted in the restatement of our 2010 financial statements.

Remediation Measures for Material Weaknesses

Management intends to continue to implement procedures to remedy such material weaknesses. We plan to utilize appropriate training programs on accounting principles and procedures to better ensure the adequacy of our accounting and finance personnel. We plan to continue to provide additional training to the Company’s internal auditor on appropriate controls and procedures necessary to document and evaluate our internal control procedures.   In the fourth quarter of 2010, we appointed PricewaterhouseCoopers as our accounting advisor to ensure that our staff has adequate professional knowledge and to monitor the need for additional or better qualified staff. The advisor also provided training programs on develop our corporate culture toward emphasizing the importance of internal controls so as to ensure that all personnel involved in maintaining proper internal controls recognize the importance of strictly adhering to accounting principles accepted in the United States of America.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only our management’s report in this annual report.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

Note 6 – Goodwill, page F-29

2.
We reviewed your response to comment 2 in our letter dated November 10, 2011. Please tell us whether the operating rights purchased pursuant to business transfer agreements are issued by the Chinese government or other governmental agency and if so, the average length of time the rights are effective. Please also tell us whether you entered into non-compete agreements in connection with your business combinations and if so, how you accounted for such agreements referencing authoritative literature that supports your accounting treatment. In addition, please provide specific facts and circumstances supporting your conclusion that acquired operating rights should be recognized as goodwill rather than as amortizable intangible assets.

Company response:  The Company respectfully advises the Staff that the operating rights purchased pursuant to business transfer agreements are not issued by the Chinese government or other governmental agency.  The term operating rights is defined in the agreements as retail operating activities at a specified address.  In other words, the operating rights means the business operations that the Company desires to acquire from the seller. It is a term in the agreement between the purchaser and seller.  Once the handover of the business operations as of the date of acquisition, we do not need any permission from or owe any obligation to the seller to operate our business activities.   And we do not have any specific restriction on our operating period in respect of the business operations.

We did not enter into non-compete agreements in connection with our business combinations.

As explained above, the operating right is not a legal and/or contractual right. The business operations we acquired have indefinite economic useful lives with no length of time limitation.  We recognized the acquired operating rights or business operations as goodwill because they are intangible asset acquired in business combination that reflects the future economic benefits expected to be derived from the business combination that are not allocated to other individually identifiable, separately recognizable assets acquired.  Therefore we do not recognize any amortizable intangible assets.  In order to clarify, we propose to replace the term “operating rights” with “business operations” in the disclosure in Note 6 of the financials statements of the Amended 10-K.  Extracts of the amendments are as follow:

“The goodwill was generated from the acquisition of a number of businesses in Northeast China through the purchases of assets and the business operations from unrelated parties. According to ASC 805 “business combinations”, the acquisition of these businesses should be treated as acquisition of business.

During 2008, the Company purchased the business operations and certain assets of stores that sell grocery, food and non-food products in the local region from five independent third parties: (1) Heilongjiang Longmei Commerce Co., Ltd (the “Anda Store”); (2) Nehe Wanlong Commercial Building Co., Ltd. (the “Nehe Store”); (3) Fuyu Xinshuguang Real Estate Development Co., Ltd (the “Fuyu Store”); (4) Daqing Xinguangtiandi Shopping Center Co., Ltd (the “Xinguang tiandi Store”); and (5) Hulunbeier Huahui Department Store Co., Ltd. (the “Hailaer Store”).  The consideration for the acquisitions was settled in cash and was accounted for as follows (presented in RMB):

During 2010, the Company acquired the business operations and certain assets of stores that sell grocery, food and non-food products in the local region from seven independent third parties:(1) Jian County Great Wall Operating Management Co., Ltd  (the “Jian Store”); (2) Inner Mongolia Fada Property Development Group Co., Ltd (the “Manzhouli Store”); (3) Taian County Jiahemei Commercial Co., Ltd (the “Taian Store”); (4) ARongQi Naji Town Shopping Center (the “Arongqi Store”); (5) Tianlong Shopping Mall (the “Mulan Store”); (6) Liaoyang LeWanJia Shopping Center (the “Liaoyang Store”); and (7) Siping Wanxi Commercial Co., Ltd (the “Siping Store”). After the closing of the acquisition, these businesses ceased their operations as retail stores and the Company was licensed to operate in these locations. In 2010, the Company opened six supermarket/ hypermarket stores and one department store with its trade name QKL that sell grocery, food and non-food products and will open the remaining one store soon. The operating results of these businesses have been included in the consolidated financial statements since the acquisition dates. The consideration for the acquisitions was settled in cash and was accounted for as follows (presented in RMB):”

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Part I: Financial Information, page 2

Item 1. Financial Statements, Page 2

3.
We note that your current market capitalization is significantly below the carrying value of your net assets. We also note that your market capitalization as of September 30, 2011 was significantly below the carrying value of your net assets. Please tell us whether you performed an interim impairment test of goodwill. If not, please explain to us how you analyzed the difference to conclude that an impairment test was not necessary. In addition, please tell us your consideration of discussing your market capitalization as compared to the carrying value of your net assets in your discussion of critical accounting estimates on page 18 or elsewhere in the filing.

Company response:  As of September 30, 2011, we performed an interim impairment test of goodwill since our market capitalization indicated that the asset might be impaired.  We review the impairment based on both the individual reporting unit and in aggregate and determined that there was no impairment on goodwill based on the following analysis:

No.	Store name / reporting unit	Estimated fair value of the reporting unit	Carrying value of the reporting unit (including goodwill)	Carrying value exceeds fair value

1	Anda Store	$5,894,058	$3,331,855	No
2	Nehe Store	4,090,574	2,459,288	No
3	Fuyu Store	3,636,095	2,550,092	No
4	Xinguangtiandi Store	4,167,822	2,022,189	No
5	Hailaer Store	13,207,855	11,153,633	No
6	Jian Store	7,468,497	4,094,596	No
7	Manzhouli Store	4,359,161	2,171,740	No
8	Taian Store	6,692,206	3,271,511	No
9	Arongqi Store	3,990,756	2,232,987	No
10	Mulan Store	3,519,728	2,010,313	No
11	Liaoyang Store	6,723,365	3,488,705	No
12	Siping Store	5,725,094	2,890,180	No
	Aggregated	$69,475,211	$41,677,089	No

Below is the reconciliation of our market capitalization to the fair value of our reporting units and the carrying amount of all other net assets of the Company:

Market capitalization of QKL Stores Inc. (A)	$44,446,967
Share price as at September 30, 2011	1.2
No. of common stock (including the conversion of preferred stock) as at September 30, 2011	37,039,139
Estimated fair value of the 12 reporting units that were included in the goodwill impairment test	69,475,211
Estimated fair value of all other assets of the Company	64,437,893
Total estimated fair value of the Company (B)	133,913,104
Difference of (A) and (B)	$89,466,137

We proposed to include the following disclosure discussing our market capitalization as compared to the carrying value of your net assets on page 18 of our Critical Accounting Estimates in our amended 10Q:

“Critical Accounting Estimates

As discussed in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we consider our estimates on revenue recognition, vendor allowances, and inventory valuation to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements. Except for the disclosure below, there have been no significant changes to these estimates in the nine months ended September 30, 2011:

Goodwill

We perform an annual goodwill impairment test as of December 31 each year in accordance with ASC subtopic 350-20, Goodwill (formerly SFAS No. 142), and update the test between annual tests if events or circumstances occur that indicate an impairment might exist. We perform the annual review for goodwill impairments.

Reporting units are determined based on the organizational structure at the date of the impairment test. A separate goodwill impairment test is performed for each reporting unit on the goodwill that has been allocated to it.

Reporting units are the component business units from our operating segment where discrete financial information exists for them. Management regularly reviews their operating results.  Also, for each reporting unit, their economic characteristics are dissimilar from each other.  Currently, we have 12 reporting units under goodwill impairment testing.

The annual test of the potential impairment of goodwill requires a two step process. Step one of the impairment test involves comparing the estimated fair values of reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, step two must be performed to determine the amount, if any, of the goodwill impairment loss. If the carrying amount is less than fair value, further testing of goodwill impairment is not performed.

Step two of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill against the carrying value of the goodwill. Under step two, determining the implied fair value of goodwill requires the valuation of a reporting unit’s identifiable tangible and intangible assets and liabilities as if the reporting unit had been acquired in a business combination on the testing date. The difference between the fair value of the entire reporting unit as determined in step one and the net fair value of all identifiable assets and liabilities represents the implied fair value of goodwill. The goodwill impairment charge, if any, would be the difference between the carrying amount of goodwill and the implied fair value of goodwill upon the completion of step two.

For purposes of the step one analyses, determination of reporting units’ fair value is based on the income approach, which estimates the fair value of our reporting units based on discounted future cash flows.

As at September 30, 2011, we updated our goodwill impairment tests because our market capitalization is significantly below the carrying value of our net assets.  The result is that the fair values of our reporting units are substantially in excess of their carry values.  Therefore, we believed no goodwill was subject to the risk of impairment.

We believe the difference between the market capitalization and the carrying value of our net assets is to due (a) a control premium that should be applied to the market capitalization in determining the fair value of the entire Company and (b) a temporary decline in the stock price suffered by Chinese companies that are public in the U.S. as a result of negative press surrounding accounting practices and reverse mergers of certain Chinese companies.”

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, please do not hesitate to contact Mitchell S. Nussbaum, Esq. or Eric Doering, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159, or (212) 407-4214, respectively

Sincerely,

/s/ Tsz-Kit Chan
Tsz-Kit Chan
Chief Financial Officer

cc:	Mitchell Nussbaum, Loeb & Loeb LLP
Eric Doering, Loeb & Loeb LLP